September 6,
2005

Mail Stop 4561

Gregory Pusey, President
106 S. University Blvd. #14
Denver, Colorado 80209

    Re: Cambridge Holdings, LTD.
  Form 10-KSB for the year ended June 30, 2004
Forms 10-QSB for the quarters ended September 30, 2004, December 31,
2004, and March 31, 2005
  File No. 000-12962

Dear Mr. Pusey:

    We have completed our review of your Form 10-KSB and related
filings and do not, at this time, have any further comments.

    You may contact Yolanda Crittendon, Staff Accountant, at (202)
551-3472 or the undersigned at (202) 551-3499 if you have
questions.

    Sincerely,

      Kathleen Collins
   Branch Chief

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